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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O'Brien Shannon Buskirk Sandra Wall John Hodgin Irene Barberena-Meissner Kevin Dougherty

Re:	Diversified Energy Company plc Draft Registration Statement on Form F-1 Confidentially Submitted on July 17, 2023 CIK No. 0001922446

Ladies and Gentlemen:

On behalf of Diversified Energy Company plc (the “Company”), we are hereby confidentially submitting a seventh Draft Registration Statement on Form F-1 (“Submission No. 7”) through EDGAR. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 3, 2022 (the “Draft Submission”), as amended most recently by Amendment No. 5 to the Draft Submission dated July 17, 2023 (“Submission No. 6”). Submission No. 7 has been revised to reflect the Company’s responses to the comment letter to Submission No. 6 received on July 27, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 7.

September 12, 2023

Amendment No. 5 to Draft Registration Statement on Form F-1

Exhibits

Exhibit 99.1 Estimates of Reserves and Future Revenue, page 258

1.	The disclosures in Exhibit 99.1 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to include disclosure addressing the following points:
a.	The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission, per Item 1202(a)(8)(i).
b.	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report per Item 1202(a)(8)(iv).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the revised reserve report prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2022 as an exhibit to Submission No. 7.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (737) 910-7363 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David J. Miller
David J. Miller
of LATHAM & WATKINS LLP

cc:	(via email)
Benjamin Sullivan, Diversified Energy Company plc
Ryan Lynch, Latham & Watkins LLP